BLOCKCHAIN OF THINGS, INC. | A Delaware Corporation | www.blockchainofthings.com

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The BCOT token is the utility token that powers functionality in Catenis Enterprise, a Blockchain of Things, Inc. product. When used in Catenis, this token converts into internal Catenis credits which activate key system functionality including secure message transmission, blockchain data logging, smart-asset creation, and smart-asset transfers, enabling an incredibly powerful feature set for enterprises.

When used in Catenis, BCOT tokens are consumed as part of the system’s rapid adoption technology. Consumed tokens convert into real Bitcoin blockchain value (actual bitcoins) that are used for miner fees and dust value (small amounts of bitcoin). Token consumption pow- ers the building of decentralized applications, intelligent edge contracts, smart agents, smart assets, and secure permissioned communication across the open global peer-to-peer Bitcoin blockchain.

The public token sale started at USD $0.75/token and gradually increases in price up to a maximum of $2.00/token based on the criteria below. The sale will end when the hidden cap is reached or after 6 weeks, whichever comes first.

Token Sale Price $ Timeline:

• The token public sale started at $0.75/token.

• After $10 million worth of tokens are sold, the price is set to $0.75/token. If more than $20 million worth of tokens are sold, the $0.75/token price will no longer be available.

•  After $20 million worth of tokens are sold in the public sale, the price rises to $1/token. If more than $30 million worth of tokens are sold, the $1/token price will no longer be avail- able.

•   After $30 million worth of tokens are sold in the public sale, the price rises to $1.25/to- ken. If more than $40 million worth of tokens are sold, the $1.25/token price will no longer be available.

•   After $40 million worth of tokens are sold in the public sale, the price rises to $1.50/to- ken. If more than $50 million worth of tokens are sold, the $1.50/token price will no longer be available.

•   After $50 million worth of tokens are sold in the public sale, the price rises to $1.75/to- ken. If more than $60 million worth of tokens are sold, the $1.75/token price will no longer be available

• After $60 million worth of tokens are sold in the public sale, the price rises to $2.00/token.

• The sale ends in 6 weeks or when the hidden cap is reached, whichever comes first

• Timeline: The token sale will run for up to 6 weeks, but will end early when the hidden cap

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(expressed in dollars) is reached.

•  Hidden Cap: There is a hidden cap that ends the token sale since it is not our intent to allow an unlimited amount of token sales.

•  Max Total Token Supply: The max total token supply will be determined by the number of tokens sold and the company won’t be able to issue additional tokens beyond the max token supply.

•	Token Allocation:

•	20% - Minimum Target Circulating Token Supply:

•	7.5% - Token Sale Distribution:

•   7.5% of the max total token supply will be distributed to token sale participants after the completion of the token sale. Token sale customers are also eligible for the Customer Rewards Program (see below).

•	12.5% - Customer Rewards Program:

•   12.5% of the max total token supply will be allocated to the Customer Rewards Program and distributed gradually over the next 3 years. Anyone who owns tokens and registers is eligible for this program. See “Customer Rewards Program” below for details.

•   Note: The 20% minimum target circulating token supply is the minimum target for 3 years after the initial token distribution. The target is based on 3 years post-distribution since that is the time period over which the Customer Rewards Program is administered.

•   Note: The 20% minimum target does not account for community grants, bounties, and other allocations (described below). If all additional allocations were included, the circulating token supply would reach 40% since the other 60% would be held by the company reserve (described below).

•	10% - Bounty Reward:

•  10% of the max total token supply will be reserved for 3rd party developers who build apps using Catenis. Bounty rewards are likely to be allocated gradually over time, con- tinuing long after the end of the 3-year Customer Rewards Program.

•	5% - Community Grants / Advisors:

•    5% of the max total token supply will be reserved for partnerships or community grants. Community / Advisor grants are primarily intended to reward off-blockchain ac- tivities that improve awareness and marketing for the Catenis platform. Community / Advisor grants are likely to be allocated gradually and over time, continuing long after the end of the 3-year Customer Rewards Program.

• 5% - Founders / Core Team Allocation:

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•  5% of the max total token supply will be allocated to founders / core team. These to- kens are allocated across time. 16.67% of the tokens in this category will be allocated every 6 months from the token distribution date, so that it will take 3 years for 100% of the tokens in this category to be fully allocated.

•	60% - System / Company Reserve:

•  60% of the max total token supply will be held as a reserve for the system. The tokens held in reserve may be issued or used from time to time by the Company for such pur- poses, in such amounts, and on such terms as determined by the Company in its sole discretion.

•   Customer Rewards Program: 12.5% of the tokens will be allocated to the Customer Re- wards Program, which is applicable to anyone who owns tokens. If you hold your tokens for at least 30 days or use it in Catenis Enterprise, you are eligible for the Customer Rewards Program in proportion to your “Average Token Per Day” (defined below).

•   Tokens from the Customer Rewards Program will be evenly distributed on 6 Reward Dates that occur every 6 months after the initial token distribution. As such, it will take 3 years to fully distribute all the tokens from the Customer Rewards Program. The distribu- tion of tokens from the Customer Rewards Program will be in proportion to your “Average Tokens Per Day” during the six-month period before a given reward date.

•   Average Tokens Per Day equals the time-weighted average of tokens held by a customer since the last Reward Date. For example, if you own 100 tokens for 10 days, 200 tokens for 150 days, and 0 tokens for 22 days during the 182-day period preceding a Reward Date, the Average Tokens Per Day would be 170.3 tokens per day based on (100 tokens x 10 days + 200 tokens x 150 days + 0 tokens x 22 days) / 182 days. If you use the tokens in Catenis Enterprise, we will count it as if you still hold the tokens for the purpose of calculating your Average Tokens Per Day. In order to be eligible for the Customer Rewards Program, an individual needs to own BCOT tokens for at least 30 days during the 6-month period preceding the Reward Date.

•  Whenever you purchase tokens, you have to register all BCOT addresses you control in order to be eligible for the Customer Rewards Program. On each Reward Date, those who are eligible will receive their token allocation from the Customer Rewards Program. Your allocation from the Customer Rewards Program will be determined on a pro rata basis that is based on your Average Tokens per Day.

•   3-Year Loyal Customer Example: We provide a rudimentary and simplified example to demonstrate how the Customer Rewards Program will work. For the sake of this exam- ple, we assume that of the 15% token supply that is reserved for bounties and community grants, 2.5% is immediately allocated with the remainder being granted at a later time. Continuing with this example, since bounties / community grants (2.5% of supply), found- ers / core team (5% of supply), and token sale buyers (7.5% of supply) are all eligible for the Customer Rewards Program, this implies that 15% of token supply (2.5% + 5% + 7.5%) would be eligible for the Customer Rewards Program.

• Given the above assumption, 12.5% of the tokens will be allocated to the Customer

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Rewards Program against 15% of tokens eligible for rewards. That implies a minimum of an 83% reward potential for customers that retain or use their tokens (12.5%/15%). However, if 50% of token holders retain or use their tokens and the rest don’t bother to register for the Customer Rewards Program, the reward potential for 3-year loyal cus- tomers who retain or use their tokens would rise to 167% (i.e. 12.5%/7.5%) since the Customer Rewards Program tokens that short-term buyers forfeited would be allocated to the loyal customers who retain or use their tokens. In short, there are strong incentives to be a long-term loyal customer who uses Catenis Enterprise or stores tokens for future use in the system.

•   Bounty Reward: 10% of the tokens will be allocated to third-party developers who build applications using Catenis’ rapid integration web services layer. The purpose of the bounty is to incentivize the developers to develop applications on the Catenis platform. Bounties will be distributed to 3rd party app developers based on the relative value of their app. The value of an app will be determined based on two criteria: 1) real-world usage of the app and 2) potential for future adoption/growth of that app. Third party developers can build products/services using Catenis and sell the products/services they build to others for a profit. Those potential profits earned by third party developers are separate from the bounty reward described in this section. Examples of potential third-party apps that could be built on Catenis include but are not limited to the following:

•  Secure IoT: Different industries and different parts of an operation will prefer to lever- age Catenis’ secure IoT functionality for different use cases. As such, a third-party developer could build an industry-specific app that leverages Catenis’ security to bring tailored solutions to different segments of the IoT market.

•   Hardware as a Service: Catenis enables secure, blockchain-based Hardware as a Service since digital keys in the form of a smart-asset can unlock functionality in re- mote hardware connected to a Catenis endpoint. A third-party developer could build industry-specific applications that leverage this functionality in different ways for different industries

•   Industry-Specific Apps for Detecting Counterfeit Goods: Catenis’ proof of au- thenticity capability is a key feature that can be used to help combat counterfeit goods sales. However, different industries will need to apply this capability in different ways. As such, a third-party developer could build an industry-specific app that addresses the nuances of a given industry, while building off the fundamental proof of authenticity feature in Catenis.

•   Equity Marketplace: Delaware state law allows US corporations to trade shares on a blockchain to streamline the share settlement process. Catenis already has the func- tionality to encode smart-assets that can transfer the actual stock certificate. Catenis also has the functionality to abstract cryptocurrencies so that traditional equity investors could buy shares in companies from their regular brokerage firm without having to di- rectly deal with cryptocurrency. A third-party developer could build an equity market- place that would streamline the share settlement process

•  And many more. See white paper for additional details on the technology and potential use cases.

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Supporting the token sales will allow Blockchain of Things, Inc. to grow faster and increase adoption of Catenis, bringing powerful functionality for securing the Internet of Things to the mainstream. We look at our growth as a way to empower a community of Secure IoT / Block- chain of Things developers.

We believe people want to do business with a greater sense of trust and security, and we aim to make it happen.

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